Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

# Media Release

Roche

Basel, 25 January 2002

## Making proteomics more efficient: Alliance between Roche and Bruker Daltonics to develop highly sensitive protein analysis

Roche and Bruker Daltonics (NASDAQ: BDAL) today announced an expanded alliance in the field of proteomics. The resulting collaboration will focus on the development of highly efficient methods for mass spectrometric protein analysis.

Following the sequencing of the human genome, scientific attention has shifted toward the analysis of gene products, i.e., proteins. Proteomics looks extensively at the function and role of proteins in healthy as well as disease states. Mass spectrometry plays a central role in identifying and characterizing proteins in the course of expression proteomics projects, which measure the proteins produced in a cell on a large-scale. Limiting factors of protein analysis today are the complexity of these molecules, as well as the limited amount of material available. In contrast to genes, proteins cannot be amplified in vitro and therefore only tiny amounts are available for detailed analysis. Thus, the development of protein analysis methods providing better sensitivity and throughput is of utmost significance in making efficient use of the protein sequence databases, which are derived from the human genome sequence.

The objective of the alliance between Roche and Bruker Daltonics is to further increase the current performance level of mass spectrometric proteomics analyses by innovative sample preparation and high performance automation on the level of laboratory procedures, mass spectral data acquisition, data processing and newly designed software for protein analysis. As part of the strategic alliance, a high-throughput mass spectrometry system capable of processing more than 10,000 proteins per day will be developed. This system will be made available by Bruker Daltonics to allow scientists to generate and utilize data in proteomics projects more efficiently.

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

This alliance will further strengthen Roche's research activities in this area, essential for the understanding of the molecular causes of disease. Financial details of the collaboration were not disclosed. As part of the collaboration, Roche has already acquired 14 Matrix-Assisted Laser Desorption Ionization (MALDI) Time-Of-Flight (TOF) systems for analyzing proteins from Bruker Daltonics, including an UltraFlex TOF/TOF (tandem Time-of-Flight) system installed at Roche in December 2001. Moreover, Roche has an option to acquire additional systems in 2002, and intends to exercise its option to exchange at least 10 of its MALDI-TOF systems for UltraFlex TOF/TOF systems.

**About Bruker Daltonics**

Bruker Daltonics is a leading provider of innovative life science tools based on mass spectrometry. Its substantial investment in research and development allows it to design, manufacture and market a broad array of products intended to meet the rapidly growing needs of a diverse customer base, including pharmaceutical companies, biotechnology companies, proteomics companies, molecular diagnostics companies, academic institutions and government agencies. Bruker Daltonics has diverse technology platforms that integrate automated sample preparation and clean-up, advanced front-endAnchorChip™ MALDI targets and API source technology with cutting-edge proprietary MALDI-TOF, MALDI-TOF/TOF, ESI-TOF, ESI-Q-q-TOF, ion trap and FTMS mass analyzers, as well as analysis and bioinformatics software. Bruker Daltonics is also a worldwide leader in supplying mass spectrometry-based systems for substance detection and pathogen identification in security, defense and anti-terrorism applications. Further information is available at: www.bdal.com.

**About Roche**

Roche's proteomics research unit is already a leader in the automation of this analytical process. The proteomics initiative, founded last year and linking research in Roche's Pharmaceuticals and Diagnostics Division, is focused on the identification of new proteins which can be used as sensitive markers in diagnostic tests as well as proteins, which are potential drug targets in different metabolic pathways.

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of disease, thus enhancing people's well-being and quality of life. Research at Roche is focusing on diseases with high unmet medical need in the areas of the central nervous system, genitourinary diseases, metabolic diseases, inflammation and bone diseases, oncology and vascular diseases as well as viral diseases.